

PRESS RELEASE

GOLDCORP DECLARES FOURTH MONTHLY DIVIDEND PAYMENT FOR 2005
(All dollar amounts in United States dollars (US$))

Toronto, Ontario – April 5, 2005 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its fourth monthly dividend payment for 2005 of $0.015 per share. Shareholders of record at the close of business on Monday, April 18, 2005 will be entitled to receive payment of this dividend on Tuesday, April 26, 2005.

Goldcorp is now the world's lowest cost, million ounce gold producer. The acquisition of Wheaton River Minerals Ltd. has increased gold production, gold reserves and resources and given us one of the fastest growth curves in the industry. It has strengthened our already solid balance sheet and lowered production costs per ounce even further. **The Company is in excellent financial condition:** has **NO DEBT,** a **LARGE TREASURY,** positive Cash Flow and Earnings **and pays a DIVIDEND twelve times a year!** GOLDCORP is completely **UNHEDGED.** Goldcorp's shares are listed on **the New York and Toronto Stock Exchanges** under the trading symbols of **GG** and **G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Telephone: (604) 696-3000
Toll Free: (800) 567-6223
Fax: (604) 696-3001
e-mail: info@goldcorp.com

Corporate Office:

200 Burrard Street
Suite 1560
Vancouver, British Columbia
V6C 3L6
website: www.goldcorp.com